January 6, 2009

Mark Kronforst
Accounting Branch Chief
United States Securities and Exchange Commission

100 F Street N.E.
Washington, D.C. 20549

Re: Data Call Technologies, Inc.
Form 8-K Filed December 15, 2008
File No. 333-131948

Dear Mr. Kronforst:

In regards to your comment, the firm of John A. Braden & Company is in the process of registration.

Also, the company is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please do not hesitate to contact me at your earliest convenience.

Kindest Regards,

Timothy E. Vance
CEO/COO